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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                 Commission File Number: 0-31475

(Check one):[ ]  Form 10-K   [ ]  Form 11-K   [ ]  Form 20-F
            [X]  Form 10-Q   [ ]  Form N-SAR

     For Period Ended: June 30, 2002
                       -------------

     [ ]  Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ]  Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
     [ ]  Transition Report on Form 11-K

     For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


  Full Name of Registrant: Andrx Corporation

  Former Name if Applicable:  Not Applicable

  Address of Principal Executive Office (Street and Number):  4955 Orange Drive

  City, State and Zip Code:  Davie, Florida  33314


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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X]        (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

       [X]        (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 10-KSB, 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ]        (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         While the Registrant previously issued a press release on July 26, 2002, announcing its financial results for the three and six month periods ended June 30, 2002, the Registrant believes that certain adjustments are expected to be made as a result of its discovery that an employee of one of its subsidiaries appeared to have altered certain accounting records pertaining to accounts receivable aging relating to its pharmaceutical and distribution operations. On August 12, 2002, the Registrant issued a press release, which was included as
Exhibit 99.1 to a Current Report on Form 8-K dated August 13, 2002, reflecting this development and the need for continued investigation of this matter. As a result of this development, the Registrant cannot file a complete and accurate Form 10-Q for the three and six month periods ended June 30, 2002 without the extension afforded hereby under any circumstance.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Angelo C. Malahias                                   (954) 584-0300
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(Name)                                      (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  Yes [X] No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                                                  Yes [X] No [ ]


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Consistent with the Registrant's press release dated July 26, 2002, the Registrant expects to report a significant net loss for the three and six month periods ended June 30, 2002, as compared to net income for the comparable periods in 2001. The reasons for the change in the Registrant's results of operations from the corresponding period for the last fiscal year were primarily affected by a litigation settlements charge of $60.0 million as reported in the July 26, 2002 press release and were also affected by a significant decrease in Andrx product sales as more fully disclosed in the Registrant's Form 10-K for the year ended December 31, 2001, in its Form 10-Q for the period ended March 31, 2002 and the July 26, 2002 press release. The litigation to which such charge relates has been disclosed in the Registrant's securities filings since the inception of that litigation.

         The Registrant cannot reasonably estimate the results of the three and six month periods ended June 30, 2002, as a result of the occurrence described in Part III above and the need to further investigate the situation in order to accurately make such filing.


                                ANDRX CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2002                 By:  /s/ Angelo C. Malahias
                                           ---------------------------------
                                           Name:  Angelo C. Malahias
                                           Title: Senior Vice President
                                                  & Chief  Financial Officer


         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.